United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2023

ARRIVED HOMES 3, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Series Sheezy; Arrived Series Chilhowee; Arrived Series Emelina; Arrived Series Caden; Arrived Series Cristalino; Arrived Series Haven; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Camellia; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Aspen; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Bennett; Arrived Series Thomas; Arrived Series Palmore; Arrived Series Benny; Arrived Series Summerglen; Arrived Series Westhaven; Arrived Series Portsmouth; Arrived Series Montgomery; Arrived Series Ethan; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Holmes; Arrived Series Watson; Arrived Series Hamblen; Arrived Series Wynde; Arrived Series Hancock; Arrived Series Helmerich; Arrived Series Haikey; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Macomber; Arrived Series Perdita; Arrived Series Pongo; Arrived Series Meridian; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Arkoma; Arrived Series Woodland

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in our Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 3, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as single-family rentals for tenants who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in preparing to acquire properties for its series offerings, and developing the financial, offering and other materials to begin fundraising. As of June 30, 2023, our company has acquired 58 properties.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the period January 4, 2023 (date of inception) through June 30, 2023 are listed in the table below:

Rental Income

Series Name	June 30, 2023
Antares	$-
Aramis	-
Arkoma	1,904
Aspen	1,234
Athos	-
Barclay	2,022
Bennett	-
Benny	-
Bluebell	-
Bowling	7,186
Bradford	-
Brookwood	-
Bryant	3,142
Caden	3,955
Camellia	5,033
Caterpillar	-
Chilhowee	7,609
Claremore	-
Cordero	1,704
Cristalino	414
Emelina	5,460
Ethan	246
Gordon	-
Haikey	-
Hamblen	4,122
Hancock	-
Haven	3,023
Haverhill	-
Helmerich	751
Hermanos	7,062
Holmes	2,790
Liberty	1,516
Lithonia	-
Lucas	1,227
Macomber	2,250
Mallard	1,858
Meridian	1,449
Montgomery	-
Palmore	1,420
Perdita	-
Pongo	-
Portsmouth	2,664
Riverwood	-
Roanoke	-
Sheezy	9,100
Sherwood	-
Summerglen	1,520
Tansel	-
Thomas	2,703
Tytus	-
Watson	-
Westhaven	1,953
Wheeler	2,394
Williamson	-
Woodland	43
Woodwind	1,695
Wynde	-
Zane	-

Total	$89,449

Operating Expenses

The Company incurred the following operating expenses during the period January 4, 2023 (date of inception) through June 30, 2023. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

During the period January 4, 2023 (date of inception) through June 30, 2023, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2023:

Operating Expenses
	June 30, 2023
Series Name	Operating Expenses	Depreciation	Total Expenses
Antares	$8,962	$-	$8,962
Aramis	1,437	-	1,437
Arkoma	3,419	541	3,960
Aspen	6,915	1,227	8,142
Athos	2,573	-	2,573
Barclay	2,308	701	3,009
Bennett	7,020	970	7,990
Benny	5,862	1,168	7,030
Bluebell	1,999	-	1,999
Bowling	7,855	1,431	9,286
Bradford	2,112	697	2,809
Brookwood	7,632	1,285	8,917
Bryant	13,636	641	14,277
Caden	17,265	1,719	18,984
Camellia	6,432	1,167	7,599
Caterpillar	6,295	-	6,295
Chilhowee	14,885	3,725	18,610
Claremore	4,765	539	5,304
Cordero	16,106	579	16,685
Cristalino	16,490	2,113	18,603
Emelina	16,892	1,712	18,604
Ethan	5,544	443	5,987
Gordon	4,967	585	5,552
Haikey	4,724	-	4,724
Hamblen	14,337	1,175	15,512
Hancock	8,826	618	9,444
Haven	16,302	1,275	17,577
Haverhill	7,662	1,075	8,737
Helmerich	4,860	578	5,438
Hermanos	15,223	2,822	18,045
Holmes	5,852	806	6,658
Liberty	4,419	575	4,994
Lithonia	7,446	1,296	8,742
Lucas	11,411	584	11,995
Macomber	2,553	-	2,553
Mallard	4,702	477	5,179
Meridian	2,666	606	3,272
Montgomery	5,228	938	6,166
Palmore	5,265	1,378	6,643
Perdita	1,875	760	2,635
Pongo	2,550	760	3,310
Portsmouth	13,057	978	14,035
Riverwood	3,329	658	3,987
Roanoke	1,569	-	1,569
Sheezy	11,013	2,679	13,692
Sherwood	1,553	400	1,953
Summerglen	6,180	1,110	7,290
Tansel	2,975	746	3,721
Thomas	9,029	1,005	10,034
Tytus	2,983	597	3,580
Watson	7,582	806	8,388
Westhaven	8,663	1,170	9,833
Wheeler	7,824	955	8,779
Williamson	4,218	-	4,218
Woodland	9,264	367	9,631
Woodwind	9,736	1,168	10,904
Wynde	19,458	572	20,030
Zane	4,031	-	4,031

Total	429,736.00	50,177.00	479,913.00

Other Income (Expenses)

Other Income (Expense) for the period January 4, 2023 (date of inception) through June 30, 2023, consisted of a total interest expense of $18,057.

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2023:

Cash & Cash Equivalents
Series Name	June 30, 2023
Antares	-
Aramis	-
Arkoma	-
Aspen	18,444.88
Athos	-
Barclay	300.00
Bennett	14,679.01
Benny	20,707.97
Bluebell	-
Bowling	16,404.92
Bradford	300.00
Brookwood	18,775.66
Bryant	20,590.40
Caden	12,039.46
Camellia	26,706.10
Caterpillar	137.10
Chilhowee	17,030.50
Claremore	17,824.97
Cordero	47,200.78
Cristalino	18,300.90
Emelina	1,845.43
Ethan	19,311.50
Gordon	-
Haikey	17,903.90
Hamblen	21,723.50
Hancock	22,550.30
Haven	11,541.53
Haverhill	15,153.26
Helmerich	17,958.80
Hermanos	19,434.60
Holmes	17,262.30
Liberty	-
Lithonia	20,750.24
Lucas	-
Macomber	-
Mallard	-
Meridian	929.00
Montgomery	20,302.60
Palmore	20,389.70
Perdita	300.00
Pongo	300.00
Portsmouth	15,199.00
Riverwood	935.89
Roanoke	-
Sheezy	16,997.50
Sherwood	-
Summerglen	17,311.47
Tansel	-
Thomas	15,301.18
Tytus	-
Watson	17,262.30
Westhaven	17,076.46
Wheeler	19,949.30
Williamson	-
Woodland	-
Woodwind	17,667.40
Wynde	22,291.20
Zane	-

Total	$637,091

Plan of Operations

We intend to hold and manage the series properties for five to seven years during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2023, but was not reported.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET	F-2
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)	F-9
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)	F-18
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS	F-27
NOTES TO UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-36

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Antares	Aramis	Arkoma	Aspen	Athos	Barclay	Bennett	Benny	Bluebell
ASSETS
Current assets:
Cash	$-	$-	$-	$18,445	$-	$300	$14,679	$20,708	$-
Prepaid expenses	910	887	785	954	2,382	897	782	2,329	962
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	-	-	2,240	3,359	-	1,814	1,069	870	-
Total current assets	910	887	3,024	22,758	2,382	3,012	16,530	23,907	962
Property and equipment, net	312,165	302,358	237,405	268,564	292,864	307,883	212,432	255,719	301,226
Total assets	$313,075	$303,245	$240,429	$291,322	$295,246	$310,895	$228,962	$279,626	$302,188

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$10,816	$3,419	$2,113	$6,901	$6,175	$2,325	$5,110	$7,132	$3,029
Due to related party	311,221	301,263	238,778	1,042	291,644	309,558	952	342	301,159
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	322,037	304,682	240,891	7,942	297,819	311,882	6,062	7,474	304,188
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Total liabilities	322,037	304,682	242,486	11,732	297,819	311,882	7,757	7,474	304,188

Members’ equity:
Members’ capital	-	-	-	286,498	-	-	229,195	279,182	-
Retained earnings (accumulated deficit)	(8,962)	(1,437)	(2,056)	(6,908)	(2,573)	(987)	(7,990)	(7,030)	(1,999)
Total members’ equity	(8,962)	(1,437)	(2,056)	279,589	(2,573)	(987)	221,205	272,152	(1,999)
Total liabilities and members’ equity	$313,075	$303,245	$240,429	$291,322	$295,246	$310,895	$228,962	$279,626	$302,188

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar	Chilhowee	Claremore
ASSETS
Current assets:
Cash	$16,405	$300	$18,776	$20,590	$12,039	$26,706	$137	$17,031	$17,825
Prepaid expenses	1,470	892	997	2,318	1,447	1,078	2,154	1,518	1,350
Due from related party	-	-	-	2,930	-	-	-	43	-
Due from third party property manager	5,560	-	-	-	2,347	-	-	4,766	95
Total current assets	23,435	1,192	19,773	25,839	15,833	27,784	2,291	23,358	19,270
Property and equipment, net	208,444	305,966	281,323	281,315	250,356	268,580	302,414	323,117	236,491
Total assets	$231,879	$307,158	$301,095	$307,154	$266,189	$296,364	$304,705	$346,475	$255,761

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,804	$2,500	$8,682	$13,363	$6,691	$14,451	$6,905	$11,344	$2,762
Due to related party	10,465	307,467	1,068	-	7,753	904	304,095	-	731
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	16,269	309,967	9,750	13,363	14,444	15,355	311,000	11,344	3,492
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Total liabilities	16,269	309,967	9,750	13,363	16,139	17,150	311,000	13,839	3,492

Members’ equity:
Members’ capital	220,750	-	300,262	304,926	269,019	281,780	-	343,637	257,573
Retained earnings (accumulated deficit)	(5,140)	(2,809)	(8,917)	(11,136)	(18,969)	(2,566)	(6,295)	(11,001)	(5,304)
Total members’ equity	215,610	(2,809)	291,345	293,790	250,050	279,214	(6,295)	332,636	252,269
Total liabilities and members’ equity	$231,879	$307,158	$301,095	$307,154	$266,189	$296,364	$304,705	$346,475	$255,761

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Cordero	Cristalino	Emelina	Ethan	Gordon	Haikey	Hamblen	Hancock	Haven
ASSETS
Current assets:
Cash	$47,201	$18,301	$1,845	$19,312	$-	$17,904	$21,724	$22,550	$11,542
Prepaid expenses	849	2,629	1,082	801	865	-	852	814	1,081
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	-	7,384	4,483	287	-	-	-	-	-
Total current assets	48,050	28,314	7,411	20,400	865	17,904	22,575	23,364	12,623
Property and equipment, net	275,380	307,730	256,344	194,495	256,971	246,955	257,445	276,577	185,653
Total assets	$323,430	$336,045	$263,755	$214,895	$257,835	$264,859	$280,021	$299,941	$198,276

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$9,866	$8,832	$6,804	$2,260	$5,345	$1,428	$7,833	$12,693	$10,619
Due to related party	18,378	12,794	629	894	258,043	481	392	27	6,572
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	28,243	21,626	7,433	3,154	263,388	1,909	8,225	12,719	17,191
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Total liabilities	30,738	25,718	9,628	4,629	263,388	1,909	10,320	12,719	18,586

Members’ equity:
Members’ capital	307,673	335,341	267,271	216,007	-	267,674	281,091	296,665	198,498
Retained earnings (accumulated deficit)	(14,981)	(25,014)	(13,144)	(5,741)	(5,553)	(4,724)	(11,390)	(9,443)	(18,807)
Total members’ equity	292,692	310,327	254,127	210,266	(5,553)	262,950	269,701	287,222	179,691
Total liabilities and members’ equity	$323,430	$336,045	$263,755	$214,895	$257,835	$264,859	$280,021	$299,941	$198,276

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Haverhill	Helmerich	Hermanos	Holmes	Liberty	Lithonia	Lucas	Macomber	Mallard
ASSETS
Current assets:
Cash	$15,153	$17,959	$19,435	$17,262	$-	$20,750	$-	$-	$-
Prepaid expenses	897	1,450	2,163	660	2,067	1,008	842	2,264	826
Due from related party	-	2,662	-	-	-	-	-	-	-
Due from third party property manager	1,072	710	-	2,451	-	-	-	1,299	650
Total current assets	17,122	22,781	21,598	20,373	2,067	21,758	842	3,563	1,476
Property and equipment, net	235,393	253,333	324,455	176,604	259,463	283,876	256,283	277,110	209,389
Total assets	$252,515	$276,114	$346,053	$196,977	$261,531	$305,634	$257,125	$280,673	$210,864

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,593	$2,897	$15,850	$4,039	$11,217	$8,755	$9,314	$4,996	$2,107
Due to related party	740	-	5,988	242	251,896	2,450	256,085	275,979	209,884
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	6,334	2,897	21,837	4,281	263,113	11,205	265,398	280,975	211,991
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Total liabilities	8,079	2,897	24,232	5,676	265,008	11,205	267,893	280,975	214,186

Members’ equity:
Members’ capital	253,174	277,904	332,804	195,170	-	303,170	-	-	-
Retained earnings (accumulated deficit)	(8,737)	(4,687)	(10,983)	(3,868)	(3,478)	(8,742)	(10,768)	(302)	(3,321)
Total members’ equity	244,436	273,217	321,821	191,301	(3,478)	294,428	(10,768)	(302)	(3,321)
Total liabilities and members’ equity	$252,515	$276,114	$346,053	$196,977	$261,531	$305,634	$257,125	$280,673	$210,864

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Meridian	Montgomery	Palmore	Perdita	Pongo	Portsmouth	Riverwood	Roanoke	Sheezy
ASSETS
Current assets:
Cash	$929	$20,303	$20,390	$300	$300	$15,199	$936	$-	$16,998
Prepaid expenses	1,027	826	1,890	963	963	727	859	976	814
Due from related party	-	-	-	-	-	838	-	-	1,101
Due from third party property manager	-	1,012	2,605	141	-	2,200	-	-	4,930
Total current assets	1,956	22,141	24,885	1,404	1,263	18,963	1,795	976	23,842
Property and equipment, net	265,891	205,449	200,762	333,668	333,668	214,049	288,973	337,591	232,407
Total assets	$267,847	$227,590	$225,647	$335,072	$334,931	$233,011	$290,768	$338,567	$256,249

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,366	$5,434	$5,247	$3,427	$4,026	$5,236	$4,580	$2,169	$8,412
Due to related party	266,304	625	2,775	334,279	334,215	-	290,174	337,967	-
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	269,670	6,059	8,022	337,707	338,241	5,236	294,755	340,136	8,412
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Total liabilities	269,670	7,654	9,667	337,707	338,241	7,929	294,755	340,136	10,457

Members’ equity:
Members’ capital	-	226,102	221,203	-	-	236,454	-	-	250,384
Retained earnings (accumulated deficit)	(1,824)	(6,166)	(5,223)	(2,635)	(3,310)	(11,371)	(3,987)	(1,569)	(4,592)
Total members’ equity	(1,824)	219,936	215,980	(2,635)	(3,310)	225,083	(3,987)	(1,569)	245,792
Total liabilities and members’ equity	$267,847	$227,590	$225,647	$335,072	$334,931	$233,011	$290,768	$338,567	$256,249

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Sherwood	Summerglen	Tansel	Thomas	Tytus	Watson	Westhaven	Wheeler	Williamson
ASSETS
Current assets:
Cash	$-	$17,311	$-	$15,301	$-	$17,262	$17,076	$19,949	$-
Prepaid expenses	614	1,460	1,849	808	787	660	843	829	923
Due from related party	-	-	-	-	-	-	368	-	-
Due from third party property manager	-	1,990	-	452	-	-	4,017	647	-
Total current assets	614	20,762	1,849	16,562	787	17,922	22,304	21,425	923
Property and equipment, net	175,464	243,119	327,470	220,088	261,871	176,604	256,105	209,092	288,939
Total assets	$176,078	$263,881	$329,319	$236,649	$262,658	$194,526	$278,408	$230,517	$289,862

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,107	$6,292	$5,357	$5,518	$3,682	$5,459	$5,375	$5,392	$2,135
Due to related party	175,923	694	327,684	1,005	262,556	159	-	711	291,945
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	178,030	6,986	333,041	6,523	266,238	5,617	5,375	6,103	294,080
Mortgage payable, net	-	-	-	-	-	-	-	-	-
Total liabilities	178,030	6,986	333,041	8,318	266,238	5,617	8,618	7,752	294,080

Members’ equity:
Members’ capital	-	262,665	-	235,663	-	197,297	277,671	229,150	-
Retained earnings (accumulated deficit)	(1,953)	(5,770)	(3,722)	(7,331)	(3,580)	(8,388)	(7,880)	(6,385)	(4,218)
Total members’ equity	(1,953)	256,895	(3,722)	228,332	(3,580)	188,909	269,791	222,765	(4,218)
Total liabilities and members’ equity	$176,078	$263,881	$329,319	$236,649	$262,658	$194,526	$278,408	$230,517	$289,862

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Woodland	Woodwind	Wynde	Zane	Consolidated
ASSETS
Current assets:
Cash	$-	$17,667	$22,291	$-	$637,091
Prepaid expenses	663	915	897	647	66,201
Due from related party	-	-	-	-	7,942
Due from third party property manager	-	-	-	-	58,449
Total current assets	663	18,583	23,188	647	769,683
Property and equipment, net	168,318	255,806	251,138	164,319	14,892,871
Total assets	$168,981	$274,388	$274,326	$164,966	$15,662,555

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$16,132	$6,620	$17,964	$3,442	$377,339
Due to related party	161,143	1,315	166	164,279	6,643,836
Due to third party property manager	-	-	-	-	-
Total current liabilities	177,275	7,935	18,130	167,721	7,021,175
Mortgage payable, net	-	-	-	-	-
Total liabilities	178,570	9,630	18,130	168,996	7,079,036

Members’ equity:
Members’ capital	-	273,968	276,226	-	8,992,045
Retained earnings (accumulated deficit)	(9,588)	(9,209)	(20,030)	(4,031)	(408,527)
Total members’ equity	(9,588)	264,759	256,196	(4,031)	8,583,518
Total liabilities and members’ equity	$168,981	$274,388	$274,326	$164,966	$15,662,555

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Antares	Aramis	Arkoma	Aspen	Athos	Barclay	Bennett

Rental income	$-	$-	$1,904	$1,234	$-	$2,022	$-

Operating expenses:
Depreciation	-	-	541	1,227	-	701	970
Insurance	180	191	159	171	837	170	136
Management Fees	-	-	153	501	-	162	318
Repair and maintenance	6,627	240	544	369	-	-	1,008
Property taxes	284	275	434	736	266	563	582
Other operating expenses	1,871	731	2,129	5,138	1,470	1,413	4,976
Total operating expenses	8,962	1,437	3,960	8,142	2,573	3,009	7,990

Loss from operations	(8,962)	(1,437)	(2,056)	(6,908)	(2,573)	(987)	(7,990)

Other expenses:
Interest expense	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(8,962)	$(1,437)	$(2,056)	$(6,908)	$(2,573)	$(987)	$(7,990)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden

Rental income	$-	$-	$7,186	$-	$-	$3,142	$3,955

Operating expenses:
Depreciation	1,168	-	1,431	697	1,285	641	1,719
Insurance	372	196	370	168	157	535	182
Management Fees	383	-	991	-	421	531	816
Repair and maintenance	-	500	300	-	1,609	6,970	7,923
Property taxes	701	275	1,383	559	772	513	1,316
Other operating expenses	4,406	1,028	4,811	1,385	4,673	5,087	7,028
Total operating expenses	7,030	1,999	9,286	2,809	8,917	14,277	18,984

Loss from operations	(7,030)	(1,999)	(2,100)	(2,809)	(8,917)	(11,135)	(15,029)

Other expenses:
Interest expense	-	-	(3,040)	-	-	-	(3,939)
Total other expenses	-	-	(3,040)	-	-	-	(3,939)

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(7,030)	$(1,999)	$(5,140)	$(2,809)	$(8,917)	$(11,135)	$(18,968)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Camellia	Caterpillar	Chilhowee	Claremore	Cordero	Cristalino	Emelina

Rental income	$5,033	$-	$7,609	$-	$1,704	$414	$5,460

Operating expenses:
Depreciation	1,167	-	3,725	539	579	2,113	1,712
Insurance	184	196	639	304	153	238	187
Management Fees	775	-	1,257	235	392	675	936
Repair and maintenance	-	3,593	3,619	-	8,943	6,054	5,490
Property taxes	1,921	275	5,006	430	468	2,429	1,775
Other operating expenses	3,552	2,231	4,364	3,796	6,150	7,094	8,504
Total operating expenses	7,599	6,295	18,610	5,304	16,685	18,603	18,604

Loss from operations	(2,566)	(6,295)	(11,001)	(5,304)	(14,981)	(18,189)	(13,144)

Other expenses:
Interest expense	-	-	-	-	-	(6,825)	-
Total other expenses	-	-	-	-	-	(6,825)	-

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(2,566)	$(6,295)	$(11,001)	$(5,304)	$(14,981)	$(25,014)	$(13,144)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Ethan	Gordon	Haikey	Hamblen	Hancock	Haven	Haverhill

Rental income	$246	$-	$-	$4,122	$-	$3,023	$-

Operating expenses:
Depreciation	443	585	-	1,175	618	1,275	1,075
Insurance	153	163	227	239	192	338	160
Management Fees	263	-	244	586	405	612	352
Repair and maintenance	-	1,625	-	5,950	2,990	7,490	2,172
Property taxes	354	901	224	705	495	1,011	645
Other operating expenses	4,774	2,278	4,029	6,857	4,744	6,851	4,333
Total operating expenses	5,987	5,552	4,724	15,512	9,444	17,577	8,737

Loss from operations	(5,741)	(5,552)	(4,724)	(11,390)	(9,444)	(14,554)	(8,737)

Other expenses:
Interest expense	-	-	-	-	-	(4,253)	-
Total other expenses	-	-	-	-	-	(4,253)	-

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(5,741)	$(5,552)	$(4,724)	$(11,390)	$(9,444)	$(18,807)	$(8,737)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Helmerich	Hermanos	Holmes	Liberty	Lithonia	Lucas	Macomber

Rental income	$751	$7,062	$2,790	$1,516	$-	$1,227	$2,250

Operating expenses:
Depreciation	578	2,822	806	575	1,296	584	-
Insurance	313	197	124	473	178	226	560
Management Fees	314	1,185	399	140	425	98	180
Repair and maintenance	-	3,575	200	641	1,069	1,085	400
Property taxes	467	3,320	485	458	778	468	252
Other operating expenses	3,766	6,946	4,644	2,707	4,996	9,534	1,161
Total operating expenses	5,438	18,045	6,658	4,994	8,742	11,995	2,553

Loss from operations	(4,687)	(10,983)	(3,868)	(3,478)	(8,742)	(10,768)	(303)

Other expenses:
Interest expense	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(4,687)	$(10,983)	$(3,868)	$(3,478)	$(8,742)	$(10,768)	$(303)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Mallard	Meridian	Montgomery	Palmore	Perdita	Pongo	Portsmouth

Rental income	$1,858	$1,449	$-	$1,420	$-	$-	$2,664

Operating expenses:
Depreciation	477	606	938	1,378	760	760	978
Insurance	159	207	160	76	187	187	139
Management Fees	149	116	717	413	-	-	532
Repair and maintenance	1,802	200	-	-	-	463	6,553
Property taxes	381	486	564	1,087	609	610	586
Other operating expenses	2,211	1,657	3,787	3,689	1,079	1,290	5,247
Total operating expenses	5,179	3,272	6,166	6,643	2,635	3,310	14,035

Loss from operations	(3,321)	(1,823)	(6,166)	(5,223)	(2,635)	(3,310)	(11,371)

Other expenses:
Interest expense	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(3,321)	$(1,823)	$(6,166)	$(5,223)	$(2,635)	$(3,310)	$(11,371)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Riverwood	Roanoke	Sheezy	Sherwood	Summerglen	Tansel	Thomas

Rental income	$-	$-	$9,100	$-	$1,520	$-	$2,703

Operating expenses:
Depreciation	658	-	2,679	400	1,110	746	1,005
Insurance	190	218	468	124	299	416	132
Management Fees	-	-	1,194	-	523	-	545
Repair and maintenance	1,057	-	2,034	-	150	400	2,510
Property taxes	528	571	3,589	320	665	599	603
Other operating expenses	1,554	780	3,728	1,109	4,543	1,560	5,239
Total operating expenses	3,987	1,569	13,692	1,953	7,290	3,721	10,034

Loss from operations	(3,987)	(1,569)	(4,592)	(1,953)	(5,770)	(3,721)	(7,331)

Other expenses:
Interest expense	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(3,987)	$(1,569)	$(4,592)	$(1,953)	$(5,770)	$(3,721)	$(7,331)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Tytus	Watson	Westhaven	Wheeler	Williamson	Woodland	Woodwind

Rental income	$-	$-	$1,953	$2,394	$-	$43	$1,695

Operating expenses:
Depreciation	597	806	1,170	955	-	367	1,168
Insurance	156	124	154	157	167	132	143
Management Fees	-	176	539	399	-	70	519
Repair and maintenance	1,243	2,451	2,646	1,556	-	4,448	2,714
Property taxes	477	485	701	572	3,011	293	701
Other operating expenses	1,107	4,346	4,623	5,140	1,040	4,321	5,659
Total operating expenses	3,580	8,388	9,833	8,779	4,218	9,631	10,904

Loss from operations	(3,580)	(8,388)	(7,880)	(6,385)	(4,218)	(9,588)	(9,209)

Other expenses:
Interest expense	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-

Provision for income taxes	-	-	-	-	-	-	-
Net loss	$(3,580)	$(8,388)	$(7,880)	$(6,385)	$(4,218)	$(9,588)	$(9,209)

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Wynde	Zane	Consolidated

Rental income	$-	$-	$89,449

Operating expenses:
Depreciation	572	-	50,177
Insurance	202	134	13,599
Management Fees	250	-	19,891
Repair and maintenance	13,247	2,080	126,540
Property taxes	458	149	49,571
Other operating expenses	5,301	1,668	220,135
Total operating expenses	20,030	4,031	479,913

Loss from operations	(20,030)	(4,031)	(390,464)

Other expenses:
Interest expense	-	-	(18,057)
Total other expenses	-	-	(18,057)

Provision for income taxes	-	-	-
Net loss	$(20,030)	$(4,031)	(408,521)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Antares	Aramis	Arkoma	Aspen	Athos	Barclay	Bennett

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$-	$-	$-	$290,592	$-	$-	$231,957
Deemed contribution from Manager	-	-	-	-	-	-	-
Distributions	-	-	-	(4,094)	-	-	(2,762)
Net income (loss)	(8,962)	(1,437)	(2,056)	(6,908)	(2,573)	(987)	(7,990)
Balance at June 30, 2023	$(8,962)	$(1,437)	$(2,056)	$279,590	$(2,573)	$(987)	$221,205

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$282,019	$-	$224,923	$-	$303,880	$304,551	$271,934
Deemed contribution from Manager	520	-	(1,495)	-	-	375	321
Distributions	(3,357)	-	(2,678)	-	(3,619)	-	(3,236)
Net income (loss)	(7,030)	(1,999)	(5,140)	(2,809)	(8,917)	(11,135)	(18,968)
Balance at June 30, 2023	$272,152	$(1,999)	$215,610	$(2,809)	$291,345	$293,791	$250,051

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Camellia	Caterpillar	Chilhowee	Claremore	Cordero	Cristalino	Emelina

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$285,171	$-	$347,392	$257,198	$307,298	$334,932	$268,740
Deemed contribution from Manager	-	-	763	375	375	4,764	1,730
Distributions	(3,391)	-	(4,518)	-	-	(4,355)	(3,200)
Net income (loss)	(2,566)	(6,295)	(11,001)	(5,304)	(14,981)	(25,014)	(13,144)
Balance at June 30, 2023	$279,214	$(6,295)	$332,636	$252,269	$292,692	$310,327	$254,127

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Ethan	Gordon	Haikey	Hamblen	Hancock	Haven	Haverhill

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$215,632	$-	$267,674	$283,364	$296,290	$200,903	$255,945
Deemed contribution from Manager	375	-	-	1,102	375	206	-
Distributions	-	-	-	(3,374)	-	(2,610)	(2,772)
Net income (loss)	(5,741)	(5,552)	(4,724)	(11,390)	(9,444)	(18,807)	(8,737)
Balance at June 30, 2023	$210,266	$(5,552)	$262,950	$269,701	$287,221	$179,691	$244,437

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Helmerich	Hermanos	Holmes	Liberty	Lithonia	Lucas	Macomber

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$277,529	$335,436	$196,922	$-	$306,490	$-	$-
Deemed contribution from Manager	375	1,366	375	-	-	-	-
Distributions	-	(3,998)	(2,128)	-	(3,319)	-	-
Net income (loss)	(4,687)	(10,983)	(3,868)	(3,478)	(8,742)	(10,768)	(303)
Balance at June 30, 2023	$273,217	$321,821	$191,302	$(3,478)	$294,428	$(10,768)	$(303)

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Mallard	Meridian	Montgomery	Palmore	Perdita	Pongo	Portsmouth

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$-	$-	$228,673	$223,658	$-	$-	$238,923
Deemed contribution from Manager	-	-	399	(38)	-	-	375
Distributions	-	-	(2,969)	(2,417)	-	-	(2,844)
Net income (loss)	(3,321)	(1,823)	(6,166)	(5,223)	(2,635)	(3,310)	(11,371)
Balance at June 30, 2023	$(3,321)	$(1,823)	$219,936	$215,980	$(2,635)	$(3,310)	$225,083

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Riverwood	Roanoke	Sheezy	Sherwood	Summerglen	Tansel	Thomas

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$-	$-	$251,518	$-	$264,954	$-	$238,767
Deemed contribution from Manager	-	-	2,134	-	865	-	-
Distributions	-	-	(3,268)	-	(3,155)	-	(3,104)
Net income (loss)	(3,987)	(1,569)	(4,592)	(1,953)	(5,770)	(3,721)	(7,331)
Balance at June 30, 2023	$(3,987)	$(1,569)	$245,792	$(1,953)	$256,895	$(3,721)	$228,332

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Tytus	Watson	Westhaven	Wheeler	Williamson	Woodland	Woodwind

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$-	$196,922	$280,637	$231,529	$-	$-	$277,268
Deemed contribution from Manager	-	375	375	375	-	-	-
Distributions	-	-	(3,341)	(2,754)	-	-	(3,301)
Net income (loss)	(3,580)	(8,388)	(7,880)	(6,385)	(4,218)	(9,588)	(9,209)
Balance at June 30, 2023	$(3,580)	$188,909	$269,791	$222,765	$(4,218)	$(9,588)	$264,759

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Wynde	Zane	Consolidated

Balance at January 11, 2022
Issuance of membership units, net of offering costs	$275,851	$-	$9,055,471
Deemed contribution from Manager	375	-	17,138
Distributions	-	-	(80,564)
Net income (loss)	(20,030)	(4,031)	(408,521)
Balance at June 30, 2023	$256,196	$(4,031)	$8,583,524

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Antares	Aramis	Arkoma	Aspen	Athos	Barclay	Bennett
Cash flows from operating activities:
Net loss	$(8,962)	$(1,437)	$(2,056)	$(6,908)	$(2,573)	$(987)	$(7,990)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	-	-	541	1,227	-	701	970
Amortization	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(910)	(887)	(785)	(954)	(2,382)	(897)	(782)
Accrued expenses	10,816	3,419	2,113	6,901	6,175	2,325	5,110
Due from third party property managers	-	-	(2,240)	(3,359)	-	(1,814)	(1,069)
Due to (from) related party	(944)	(1,095)	2,427	1,042	(1,220)	973	952
Net cash provided by operating activities	-	-	-	(2,052)	-	300	(2,809)
Cash flows from financing activities:
Repayments of amounts due to related party	-	-	-	(266,001)	-	-	(211,707)
Net proceeds from the issuance of membership units	-	-	-	290,592	-	-	231,957
Distributions	-	-	-	(4,094)	-	-	(2,762)
Net cash provided by (used in) financing activities	-	-	-	20,496	-	-	17,488
Net change in cash and cash equivalents	-	-	-	18,445	-	300	14,679
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$-	$-	$-	$18,445	$-	$300	$14,679

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$312,165	$302,358	$237,946	$269,791	$292,864	$308,585	$213,402
Acquisition of property	$312,165	$302,358	$237,946	$269,791	$292,864	$308,585	$213,402
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$-	$-	$-	$(24,338)	$-	$-	$(19,123)
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden
Cash flows from operating activities:
Net loss	$(7,030)	$(1,999)	$(5,140)	$(2,809)	$(8,917)	$(11,136)	$(18,969)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,168	-	1,431	697	1,285	641	1,719
Amortization	-	-	1,456	-	-	-	1,750
Changes in assets and liabilities:
Prepaid expenses	(2,329)	(962)	(1,470)	(892)	(997)	(2,318)	(1,447)
Accrued expenses	7,132	3,029	5,804	2,500	8,682	13,363	6,691
Due from third party property managers	(870)	-	(5,560)	-	-	-	(2,347)
Due to (from) related party	342	(67)	10,465	804	1,068	-	7,753
Net cash provided by operating activities	(1,587)	-	6,986	300	1,121	551	(4,849)
Cash flows from financing activities:
Repayments of amounts due to related party	(256,367)	-	(212,826)	-	(282,608)	(284,511)	(251,809)
Net proceeds from the issuance of membership units	282,019	-	224,923	-	303,880	304,551	271,934
Distributions	(3,357)	-	(2,678)	-	(3,619)	-	(3,236)
Net cash provided by (used in) financing activities	22,295	-	9,419	-	17,654	20,039	16,889
Net change in cash and cash equivalents	20,708	-	16,405	300	18,776	20,590	12,039
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$20,708	$-	$16,405	$300	$18,776	$20,590	$12,039

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$(129)	$-	$-	$-	$(439)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$256,887	$301,226	$209,875	$306,663	$282,607	$281,956	$252,075
Acquisition of property	$256,887	$301,226	$209,875	$306,663	$282,607	$281,956	$252,075
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$(23,151)	$-	$(18,567)	$-	$(25,080)	$(25,259)	$(22,256)
Deemed contribution from Manager	$520	$-	$(1,495)	$-	$-	$375	$321

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Camellia	Caterpillar	Chilhowee	Claremore	Cordero	Cristalino	Emelina
Cash flows from operating activities:
Net loss	$(2,566)	$(6,295)	$(11,001)	$(5,304)	$(14,981)	$(25,014)	$(13,144)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,167	-	3,725	539	579	2,113	1,712
Amortization	-	-	-	-	-	2,135	-
Changes in assets and liabilities:
Prepaid expenses	(1,078)	(2,154)	(1,518)	(1,350)	(849)	(2,629)	(1,082)
Accrued expenses	14,451	6,905	11,344	2,762	9,866	8,832	6,804
Due from third party property managers	-	-	(4,766)	(95)	-	(7,384)	(4,483)
Due to (from) related party	904	1,681	-	731	18,378	12,794	629
Net cash provided by operating activities	12,879	137	(2,216)	(2,718)	12,992	(9,154)	(9,564)
Cash flows from financing activities:
Repayments of amounts due to related party	(267,952)	-	(323,627)	(236,655)	(273,089)	(303,122)	(254,131)
Net proceeds from the issuance of membership units	285,171	-	347,392	257,198	307,298	334,932	268,740
Distributions	(3,391)	-	(4,518)	-	-	(4,355)	(3,200)
Net cash provided by (used in) financing activities	13,828	-	19,247	20,543	34,208	27,455	11,410
Net change in cash and cash equivalents	26,706	137	17,031	17,825	47,201	18,301	1,845
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$26,706	$137	$17,031	$17,825	$47,201	$18,301	$1,845

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$(2,556)	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$256,633	$302,414	$326,842	$237,030	$254,613	$309,843	$251,081
Acquisition of property	$256,633	$302,414	$326,842	$237,030	$254,613	$309,843	$251,081
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$(23,119)	$-	$(29,138)	$(21,092)	$(24,453)	$(27,998)	$(22,130)
Deemed contribution from Manager	$-	$-	$763	$375	$375	$4,764	$1,730

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Ethan	Gordon	Haikey	Hamblen	Hancock	Haven	Haverhill
Cash flows from operating activities:
Net loss	$(5,741)	$(5,553)	$(4,724)	$(11,390)	$(9,443)	$(18,807)	$(8,737)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	443	585	-	1,175	618	1,275	1,075
Amortization	-	-	-	-	-	1,203	-
Changes in assets and liabilities:
Prepaid expenses	(801)	(865)	-	(852)	(814)	(1,081)	(897)
Accrued expenses	2,260	5,345	1,428	7,833	12,693	10,619	5,593
Due from third party property managers	(287)	-	-	-	-	-	(1,072)
Due to (from) related party	894	487	481	392	27	6,572	740
Net cash provided by operating activities	(3,232)	-	(2,815)	(2,843)	3,080	(221)	(3,297)
Cash flows from financing activities:
Repayments of amounts due to related party	(193,088)	-	(246,955)	(255,423)	(276,820)	(186,530)	(234,723)
Net proceeds from the issuance of membership units	215,632	-	267,674	283,364	296,290	200,903	255,945
Distributions	-	-	-	(3,374)	-	(2,610)	(2,772)
Net cash provided by (used in) financing activities	22,544	-	20,719	24,566	19,471	11,762	18,450
Net change in cash and cash equivalents	19,312	-	17,904	21,724	22,550	11,542	15,153
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$19,312	$-	$17,904	$21,724	$22,550	$11,542	$15,153

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$(1,848)	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$194,938	$257,556	$246,955	$258,621	$272,020	$186,928	$236,468
Acquisition of property	$194,938	$257,556	$246,955	$258,621	$272,020	$186,928	$236,468
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$(17,519)	$-	$(22,036)	$(23,387)	$(24,580)	$(16,627)	$(21,215)
Deemed contribution from Manager	$375	$-	$-	$1,102	$375	$206	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Helmerich	Hermanos	Holmes	Liberty	Lithonia	Lucas	Macomber
Cash flows from operating activities:
Net loss	$(4,687)	$(10,983)	$(3,868)	$(3,478)	$(8,742)	$(10,768)	$(302)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	578	2,822	806	575	1,296	584	-
Amortization	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(1,450)	(2,163)	(660)	(2,067)	(1,008)	(842)	(2,264)
Accrued expenses	2,897	15,850	4,039	11,217	8,755	9,314	4,996
Due from third party property managers	(710)	-	(2,451)	-	-	-	(1,299)
Due to (from) related party	-	5,988	242	(6,247)	2,450	1,713	(1,131)
Net cash provided by operating activities	(3,372)	11,513	(1,892)	-	2,752	-	-
Cash flows from financing activities:
Repayments of amounts due to related party	(256,198)	(323,516)	(175,640)	-	(285,172)	-	-
Net proceeds from the issuance of membership units	277,529	335,436	196,922	-	306,490	-	-
Distributions	-	(3,998)	(2,128)	-	(3,319)	-	-
Net cash provided by (used in) financing activities	21,331	7,922	19,154	-	17,998	-	-
Net change in cash and cash equivalents	17,959	19,435	17,262	-	20,750	-	-
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$17,959	$19,435	$17,262	$-	$20,750	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$253,910	$310,475	$177,411	$252,808	$285,172	$256,867	$277,110
Acquisition of property	$253,910	$310,475	$177,411	$252,808	$285,172	$256,867	$277,110
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$(22,791)	$(28,024)	$(15,848)	$-	$(25,440)	$-	$-
Deemed contribution from Manager	$375	$1,366	$375	$-	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Mallard	Meridian	Montgomery	Palmore	Perdita	Pongo	Portsmouth
Cash flows from operating activities:
Net loss	$(3,321)	$(1,824)	$(6,166)	$(5,223)	$(2,635)	$(3,310)	$(11,371)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	477	606	938	1,378	760	760	978
Amortization	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(826)	(1,027)	(826)	(1,890)	(963)	(963)	(727)
Accrued expenses	2,107	3,366	5,434	5,247	3,427	4,026	5,236
Due from third party property managers	(650)	-	(1,012)	(2,605)	(141)	-	(2,200)
Due to (from) related party	2,213	(193)	625	2,775	(149)	(213)	-
Net cash provided by operating activities	-	929	(1,007)	(318)	300	300	(8,083)
Cash flows from financing activities:
Repayments of amounts due to related party	-	-	(204,393)	(200,533)	-	-	(212,797)
Net proceeds from the issuance of membership units	-	-	228,673	223,658	-	-	238,923
Distributions	-	-	(2,969)	(2,417)	-	-	(2,844)
Net cash provided by (used in) financing activities	-	-	21,310	20,708	-	-	23,282
Net change in cash and cash equivalents	-	929	20,303	20,390	300	300	15,199
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$-	$929	$20,303	$20,390	$300	$300	$15,199

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$209,866	$266,497	$206,387	$202,141	$334,428	$334,428	$215,026
Acquisition of property	$209,866	$266,497	$206,387	$202,141	$334,428	$334,428	$215,026
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$-	$-	$(18,767)	$(18,072)	$-	$-	$(19,597)
Deemed contribution from Manager	$-	$-	$399	$(38)	$-	$-	$375

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Riverwood	Roanoke	Sheezy	Sherwood	Summerglen	Tansel	Thomas
Cash flows from operating activities:
Net loss	$(3,987)	$(1,569)	$(4,592)	$(1,953)	$(5,770)	$(3,722)	$(7,331)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	658	-	2,679	400	1,110	746	1,005
Amortization	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(859)	(976)	(814)	(614)	(1,460)	(1,849)	(808)
Accrued expenses	4,580	2,169	8,412	2,107	6,292	5,357	5,518
Due from third party property managers	-	-	(4,930)	-	(1,990)	-	(452)
Due to (from) related party	544	376	-	59	694	(532)	1,005
Net cash provided by operating activities	936	-	756	-	(1,125)	-	(1,064)
Cash flows from financing activities:
Repayments of amounts due to related party	-	-	(232,008)	-	(243,363)	-	(219,298)
Net proceeds from the issuance of membership units	-	-	251,518	-	264,954	-	238,767
Distributions	-	-	(3,268)	-	(3,155)	-	(3,104)
Net cash provided by (used in) financing activities	-	-	16,242	-	18,436	-	16,365
Net change in cash and cash equivalents	936	-	16,998	-	17,311	-	15,301
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$936	$-	$16,998	$-	$17,311	$-	$15,301

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$289,631	$337,591	$235,087	$175,864	$244,229	$328,216	$221,093
Acquisition of property	$289,631	$337,591	$235,087	$175,864	$244,229	$328,216	$221,093
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$-	$-	$(20,833)	$-	$(21,826)	$-	$(19,863)
Deemed contribution from Manager	$-	$-	$2,134	$-	$865	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Tytus	Watson	Westhaven	Wheeler	Williamson	Woodland	Woodwind
Cash flows from operating activities:
Net loss	$(3,580)	$(8,388)	$(7,880)	$(6,385)	$(4,218)	$(9,588)	$(9,209)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	597	806	1,170	955	-	367	1,168
Amortization	-	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(787)	(660)	(843)	(829)	(923)	(663)	(915)
Accrued expenses	3,682	5,459	5,375	5,392	2,135	16,132	6,620
Due from third party property managers	-	-	(4,017)	(647)	-	-	-
Due to (from) related party	88	159	-	711	3,006	(6,247)	1,315
Net cash provided by operating activities	-	(2,625)	(6,194)	(803)	-	-	(1,021)
Cash flows from financing activities:
Repayments of amounts due to related party	-	(177,035)	(254,025)	(208,023)	-	-	(255,279)
Net proceeds from the issuance of membership units	-	196,922	280,637	231,529	-	-	277,268
Distributions	-	-	(3,341)	(2,754)	-	-	(3,301)
Net cash provided by (used in) financing activities	-	19,887	23,271	20,752	-	-	18,689
Net change in cash and cash equivalents	-	17,262	17,076	19,949	-	-	17,667
Cash at beginning of period	-	-	-	-	-	-	-
Cash at end of period	$-	$17,262	$17,076	$19,949	$-	$-	$17,667

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$262,468	$177,411	$257,274	$210,047	$288,939	$161,433	$256,974
Acquisition of property	$262,468	$177,411	$257,274	$210,047	$288,939	$161,433	$256,974
Mortgage payable for acquisition of property
Offering expenses and fees related to issuance of membership units	$-	$(15,848)	$(23,083)	$(18,841)	$-	$-	$(22,802)
Deemed contribution from Manager	$-	$375	$375	$375	$-	$-	$-

ARRIVED HOMES 3, LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE PERIOD JANUARY 4, 2023 (DATE OF INCEPTION) THROUGH JUNE 30, 2023

	Wynde	Zane	Consolidated
Cash flows from operating activities:
Net loss	$(20,030)	$(4,031)	$(408,527)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			-
Depreciation	572	-	50,177
Amortization	-	-	6,544
Changes in assets and liabilities:			-
Prepaid expenses	(897)	(647)	(66,201)
Accrued expenses	17,964	3,442	377,339
Due from third party property managers	-	-	(58,449)
Due to (from) related party	166	1,235	77,862
Net cash provided by operating activities	(2,225)	-	(21,256)
Cash flows from financing activities:
Repayments of amounts due to related party	(251,335)	-	(8,316,560)
Net proceeds from the issuance of membership units	275,851	-	9,055,471
Distributions	-	-	(80,564)
Net cash provided by (used in) financing activities	24,516	-	658,347
Net change in cash and cash equivalents	22,291	-	637,091
Cash at beginning of period	-	-	-
Cash at end of period	$22,291	$-	$637,091

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$(4,971)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$251,710	$164,319	$14,865,149
Acquisition of property	$251,710	$164,319	$14,865,149
Mortgage payable for acquisition of property			$-
Offering expenses and fees related to issuance of membership units	$(22,729)	$-	$(745,429)
Deemed contribution from Manager	$375	$-	$17,138

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 3, LLC (the “Company”), a Delaware Series limited liability company, was formed on January 4, 2023 to permit public investment in individual single family rental homes. Each single family rental home will be owned by a separate series of the company that will be established by Arrived Holdings, Inc. (the “Manager”) to acquire that home. Each series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. Although the company was established on January 4, 2023 principal operations did not commence until the first property acquisition on January 21, 2023.

Each series listed in the Series Offering Table below was formed for the sole purpose of purchasing a single-family rental property.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Antares	Arriveed GA Antares, LLC	4/24/2023	5/5/2023
Arrived Series Aramis	Arrived GA Aramis, LLC	4/27/2023	5/4/2023
Arrived Series Arkoma	Arrived AR Arkoma, LLC	4/6/2023	4/18/2023
Arrived Series Aspen	Arrived GA Aspen, LLC	2/27/2023	3/16/2023
Arrived Series Athos	Arrived GA Athos, LLC	4/27/2023	5/9/2023
Arrived Series Barclay	Arrived NC Barclay, LLC	4/17/2023	4/26/2023
Arrived Series Bennett	Arrived GA Bennett, LLC	2/26/2023	3/16/2023
Arrived Series Benny	Arrived OK Benny, LLC	2/22/2023	3/21/2023
Arrived Series Bluebell	Arrived KY Bluebell, LLC	4/6/2023	5/4/2023
Arrived Series Bowling	Arrived Series Bowling, a series of Arrived Homes 3, LLC	12/7/2022	2/14/2023
Arrived Series Bradford	Arrived NC Bradford, LLC	4/6/2023	4/25/2023
Arrived Series Brookwood	Arrived GA Brookwood, LLC	2/27/2023	3/9/2023
Arrived Series Bryant	Arrived GA Bryant, LLC	3/21/2023	4/20/2023
Arrived Series Caden	Arrived Series Caden, a series of Arrived Homes 3, LLC	1/23/2023	2/21/2023
Arrived Series Camellia	Arrived Series Camellia, a series of Arrived Homes 3, LLC	1/23/2023	2/14/2023
Arrived Series Caterpillar	Arrived FL Caterpillar, LLC	4/21/2023	5/2/2023
Arrived Series Chilhowee	Arrived TN Chilhowee, LLC	1/21/2023	1/21/2023
Arrived Series Claremore	Arrived OK Claremore, LLC	2/17/2023	4/27/2023
Arrived Series Cordero	Arrived NM Cordero, LLC	1/24/2023	4/18/2023
Arrived Series Cristalino	Arrived NM Cristalino, LLC	12/21/2022	2/13/2023
Arrived Series Emelina	Arrived Series Emelina, a series of Arrived Homes 3, LLC	1/10/2023	2/8/2023
Arrived Series Ethan	Arrived Series Ethan, a series of Arrived Homes 3, LLC	3/16/2023	4/27/2023
Arrived Series Gordon	Arrived GA Gordon, LLC	3/21/2023	4/11/2023
Arrived Series Haikey	Arrived OK Haikey, LLC	2/17/2023	5/17/2023
Arrived Series Hamblen	Arrived TN Hamblen, LLC	3/10/2023	3/30/2023
Arrived Series Hancock	Arrived GA Hancock, LLC	3/28/2023	4/27/2023
Arrived Series Haven	Arrived Series Haven, a series of Arrived Homes 3, LLC	11/30/2022	2/21/2023
Arrived Series Haverhill	Arrived GA Haverhill, LLC	2/27/2023	3/16/2023
Arrived Series Helmerich	Arrived OK Helmerich, LLC	2/17/2023	4/19/2023
Arrived Series Hermanos	Arrived NM Hermanos, LLC	12/22/2022	1/31/2023
Arrived Series Holmes	Arrived AR Holmes, LLC	3/7/2023	3/29/2023
Arrived Series Liberty	Arrived GA Liberty, LLC	3/10/2023	4/25/2023
Arrived Series Lithonia	Arrived GA Lithonia, LLC	2/27/2023	3/16/2023
Arrived Series Lucas	Arrived GA Lucas, LLC	3/21/2023	4/20/2023
Arrived Series Macomber	Arrived GA Macomber, LLC	3/28/2023	5/2/2023
Arrived Series Mallard	Arrived Series Mallard, a series of Arrived Homes 3, LLC	3/16/2023	4/28/2023
Arrived Series Meridian	Arrived Series Meridian, a series of Arrived Homes 3, LLC	3/28/2023	4/21/2023
Arrived Series Montgomery	Arrived Series Montgomery, a series of Arrived Homes 3, LLC	2/28/2023	3/22/2023
Arrived Series Palmore	Arrived Series Palmore, a series of Arrived Homes 3, LLC	1/26/2023	2/23/2023
Arrived Series Perdita	Arrived NC Perdita, LLC	4/17/2023	4/27/2023
Arrived Series Pongo	Arrived NC Pongo, LLC	4/17/2023	4/27/2023
Arrived Series Portsmouth	Arrived VA Portsmouth, LLC	3/2/2023	3/15/2023
Arrived Series Riverwood	Arrived GA Riverwood, LLC	3/21/2023	4/26/2023
Arrived Series Roanoke	Arrived VA Roanoke, LLC	4/28/2023	5/11/2023
Arrived Series Sheezy	Arrived TN Sheezy, LLC	1/21/2023	1/21/2023
Arrived Series Sherwood	Arrived AR Sherwood, LLC	3/28/2023	4/25/2023
Arrived Series Summerglen	Arrived OK Summerglen, LLC	2/17/2023	3/29/2023
Arrived Series Tansel	Arrived GA Tansel, LLC	4/18/2023	4/26/2023
Arrived Series Thomas	Arrived GA Thomas, LLC	2/27/2023	3/16/2023
Arrived Series Tytus	Arrived OH Tytus, LLC	4/13/2023	4/27/2023
Arrived Series Watson	Arrived AR Watson, LLC	3/7/2023	3/29/2023
Arrived Series Westhaven	Arrived VA Westhaven, LLC	3/2/2023	3/31/2023
Arrived Series Wheeler	Arrived Series Wheeler, a series of Arrived Homes 3, LLC	3/6/2023	3/31/2023
Arrived Series Williamson	Arrived VA Williamson, LLC	3/2/2023	5/8/2023
Arrived Series Woodland	Arrived Series Woodland, a series of Arrived Homes 3, LLC	3/20/2023	4/19/2023
Arrived Series Woodwind	Arrived GA Woodwind, LLC	2/27/2023	3/9/2023
Arrived Series Wynde	Arrived Series Wynde, a series of Arrived Homes 3, LLC	3/28/2023	4/26/2023
Arrived Series Zane	Arrived Series Zane, a series of Arrived Homes 3, LLC	4/13/2023	5/5/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) for interim financial information and the instructions to Form 1-SA and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 3, LLC (the Company) and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Management Fee

The Manager will receive from each Series an annual asset management fee equal to six tenths of one percent (0.6%) of the capital contributions to the Series. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

The company will appoint an affiliate of the Manager or a third-party property management company to serve as property manager to manage the property of each Series pursuant to a property management agreement. In respect of the services provided by the applicable property manager, each Series will be responsible for a property management fee equal to eight percent (8%) of rents collected on the Series property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) for which the Series is responsible, the Manager will receive the difference as income. If the Series property is vacant and not producing rental income, neither the property management company nor the Manager is entitled to collect such fees.

The fee arrangements for each third-party property management company are set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Mynd

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Great Jones

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to eight percent (8%) of all rents and fees as remitted to the series or a minimum property management fee of $99 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Property Disposition Fee

Upon the disposition and sale of the Series property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six percent (6%) to seven percent (7%) of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, dividends, audit and tax fees, and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Series. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Series property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Series continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the period January 4, 2023 (date of inception) through June 30, 2023.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by Series property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (Loss)

The Company and Series follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

Series have elected and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal and state income tax purposes. Therefore, the income from each Series is reported and taxed to the members on their individual tax returns.

The other Series have elected and qualify to be taxed as a C corporation.

Each Series uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. Each Series assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Series policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Recently Issued and not yet adopted and adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Series are currently evaluating the impact on their consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company and Series has adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet adopted, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company and Series will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and Series has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company and Series to continue as a going concern for a reasonable period of time. The Company and Series’ ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company and Series can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and Series be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Antares	$234,124	$78,041	$-	$312,165	$-	$312,165
Aramis	$226,769	$75,590	$-	$302,358	$-	$302,358
Arkoma	$178,459	$59,486	$-	$237,946	$541	$237,405
Aspen	$202,343	$67,448	$-	$269,791	$1,226	$268,564
Athos	$219,648	$73,216	$-	$292,864	$-	$292,864
Barclay	$231,439	$77,146	$-	$308,585	$701	$307,883
Bennett	$160,052	$53,351	$-	$213,402	$970	$212,432
Benny	$192,665	$64,222	$-	$256,887	$1,168	$255,719
Bluebell	$225,920	$75,307	$-	$301,226	$-	$301,226
Bowling	$157,406	$52,469	$-	$209,875	$1,431	$208,444
Bradford	$229,997	$76,666	$-	$306,663	$697	$305,966
Brookwood	$211,955	$70,652	$-	$282,607	$1,285	$281,323
Bryant	$211,467	$70,489	$-	$281,956	$641	$281,315
Caden	$189,056	$63,019	$-	$252,075	$1,719	$250,356
Camellia	$192,475	$64,158	$13,114	$269,747	$1,167	$268,580
Caterpillar	$226,811	$75,604	$-	$302,414	$-	$302,414
Chilhowee	$245,882	$80,960	$-	$326,842	$3,726	$323,117
Claremore	$177,773	$59,258	$-	$237,030	$539	$236,491
Cordero	$190,960	$63,653	$21,346	$275,959	$579	$275,380
Cristalino	$232,382	$77,461	$-	$309,843	$2,113	$307,730
Emelina	$188,311	$62,770	$6,975	$258,056	$1,712	$256,344
Ethan	$146,204	$48,735	$-	$194,938	$443	$194,495
Gordon	$193,167	$64,389	$-	$257,556	$585	$256,971
Haikey	$185,216	$61,739	$-	$246,955	$-	$246,955
Hamblen	$193,966	$64,655	$-	$258,621	$1,176	$257,445
Hancock	$204,015	$68,005	$5,175	$277,195	$618	$276,577
Haven	$140,196	$46,732	$-	$186,928	$1,275	$185,653
Haverhill	$177,351	$59,117	$-	$236,468	$1,075	$235,393
Helmerich	$190,433	$63,478	$-	$253,910	$577	$253,333
Hermanos	$232,856	$77,619	$16,803	$327,278	$2,822	$324,455
Holmes	$133,058	$44,353	$-	$177,411	$806	$176,604
Liberty	$189,606	$63,202	$7,230	$260,038	$575	$259,463
Lithonia	$213,879	$71,293	$-	$285,172	$1,296	$283,876
Lucas	$192,650	$64,217	$-	$256,867	$584	$256,283
Macomber	$207,833	$69,278	$-	$277,110	$-	$277,110
Mallard	$157,399	$52,466	$-	$209,866	$477	$209,389
Meridian	$199,873	$66,624	$-	$266,497	$606	$265,891
Montgomery	$154,790	$51,597	$-	$206,387	$938	$205,449
Palmore	$151,605	$50,535	$-	$202,141	$1,378	$200,762
Perdita	$250,821	$83,607	$-	$334,428	$760	$333,668
Pongo	$250,821	$83,607	$-	$334,428	$760	$333,668
Portsmouth	$161,270	$53,757	$-	$215,026	$977	$214,049
Riverwood	$217,223	$72,408	$-	$289,631	$658	$288,973
Roanoke	$253,193	$84,398	$-	$337,591	$-	$337,591
Sheezy	$176,837	$58,250	$-	$235,087	$2,679	$232,407
Sherwood	$131,898	$43,966	$-	$175,864	$400	$175,464
Summerglen	$183,172	$61,057	$-	$244,229	$1,110	$243,119
Tansel	$246,162	$82,054	$-	$328,216	$746	$327,470
Thomas	$165,820	$55,273	$-	$221,093	$1,005	$220,088
Tytus	$196,851	$65,617	$-	$262,468	$597	$261,871
Watson	$133,058	$44,353	$-	$177,411	$806	$176,604
Westhaven	$192,956	$64,319	$-	$257,274	$1,169	$256,105
Wheeler	$157,535	$52,512	$-	$210,047	$955	$209,092
Williamson	$216,704	$72,235	$-	$288,939	$-	$288,939
Woodland	$121,075	$40,358	$7,252	$168,685	$367	$168,318
Woodwind	$192,730	$64,243	$-	$256,974	$1,168	$255,806
Wynde	$188,783	$62,928	$-	$251,710	$572	$251,138
Zane	$123,239	$41,080	$-	$164,319	$-	$164,319
	$11,150,134	$3,715,015	$77,895	$14,943,044	$50,173	$14,892,871

Depreciation expense was $50,177 for the period January 4, 2023 (date of inception) through June 30, 2023.

NOTE 5: MEMBERS’ EQUITY

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the period January 4, 2023 (date of inception) through June 30, 2023, the Series closed on its public offerings for net proceeds of $9,055,471. The following is a summary of the public offerings by each Series.

June 30, 2023
Series	Series Name	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative, 1% issuance Exp	Net cumulative, offering Expense (2%)
Antares	Arrived Series Antares	-	-	-	-
Aramis	Arrived Series Aramis	-	-	-	-
Arkoma	Arrived Series Arkoma	-	-	-	-
Aspen	Arrived Series Aspen	29,059	290,592	3,149	6,299
Athos	Arrived Series Athos	-	-	-	-
Barclay	Arrived Series Barclay	-	-	-	-
Bennett	Arrived Series Bennett	23,196	231,957	2,511	5,022
Benny	Arrived Series Benny	28,202	282,019	3,052	6,119
Bluebell	Arrived Series Bluebell	-	-	-	-
Bowling	Arrived Series Bowling	22,492	224,923	2,435	4,872
Bradford	Arrived Series Bradford	-	-	-	-
Brookwood	Arrived Series Brookwood	30,388	303,880	3,290	6,580
Bryant	Arrived Series Bryant	30,455	304,551	3,298	6,611
Caden	Arrived Series Caden	27,193	271,934	2,942	5,884
Camellia	Arrived Series Camellia	28,517	285,171	3,083	6,166
Caterpillar	Arrived Series Caterpillar	-	-	-	-
Chilhowee	Arrived Series Chilhowee	34,739	347,392	3,765	7,533
Claremore	Arrived Series Claremore	25,720	257,198	2,783	5,569
Cordero	Arrived Series Cordero	30,730	307,298	3,318	6,635
Cristalino	Arrived Series Cristalino	33,493	334,932	3,629	7,259
Emelina	Arrived Series Emelina	26,874	268,740	2,909	5,821
Ethan	Arrived Series Ethan	21,563	215,632	2,332	4,677
Gordon	Arrived Series Gordon	-	-	-	-
Haikey	Arrived Series Haikey	26,767	267,674	2,897	5,799
Hamblen	Arrived Series Hamblen	28,336	283,364	3,068	6,139
Hancock	Arrived Series Hancock	29,629	296,290	3,209	6,431
Haven	Arrived Series Haven	20,090	200,903	2,175	4,352
Haverhill	Arrived Series Haverhill	25,595	255,945	2,772	5,543
Helmerich	Arrived Series Helmerich	27,753	277,529	3,003	6,018
Hermanos	Arrived Series Hermanos	33,544	335,436	3,635	7,279
Holmes	Arrived Series Holmes	19,692	196,922	2,128	4,260
Liberty	Arrived Series Liberty	-	-	-	-
Lithonia	Arrived Series Lithonia	30,649	306,490	3,319	6,641
Lucas	Arrived Series Lucas	-	-	-	-
Macomber	Arrived Series Macomber	-	-	-	-
Mallard	Arrived Series Mallard	-	-	-	-
Meridian	Arrived Series Meridian	-	-	-	-
Montgomery	Arrived Series Montgomery	22,867	228,673	2,474	4,953
Palmore	Arrived Series Palmore	22,366	223,658	2,417	4,835
Perdita	Arrived Series Perdita	-	-	-	-
Pongo	Arrived Series Pongo	-	-	-	-
Portsmouth	Arrived Series Portsmouth	23,892	238,923	2,585	5,172
Riverwood	Arrived Series Riverwood	-	-	-	-
Roanoke	Arrived Series Roanoke	-	-	-	-
Sheezy	Arrived Series Sheezy	25,152	251,518	2,724	5,459
Sherwood	Arrived Series Sherwood	-	-	-	-
Summerglen	Arrived Series Summerglen	26,495	264,954	2,868	5,738
Tansel	Arrived Series Tansel	-	-	-	-
Thomas	Arrived Series Thomas	23,877	238,767	2,586	5,197
Tytus	Arrived Series Tytus	-	-	-	-
Watson	Arrived Series Watson	19,692	196,922	2,128	4,260
Westhaven	Arrived Series Westhaven	28,064	280,637	3,037	6,086
Wheeler	Arrived Series Wheeler	23,153	231,529	2,504	5,017
Williamson	Arrived Series Williamson	-	-	-	-
Woodland	Arrived Series Woodland	-	-	-	-
Woodwind	Arrived Series Woodwind	27,727	277,268	3,001	6,001
Wynde	Arrived Series Wynde	27,585	275,851	2,986	5,973
Zane	Arrived Series Zane	-	-	-	-
		905,547	$9,055,471	$98,009	$196,200

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross proceeds from the issuance of membership interests, which amounted to the net cumulative amount of $196,200 during the period January 4, 2023 (date of inception) through June 30, 2023.

Distributions

During the period January 4, 2023 (date of inception) through June 30, 2023, 24 Series made distributions to the investors of the respective series totaling $80,564, which were recorded as a reduction to members’ capital.

The following table reflects total distributions by Series during the period January 4, 2023 (date of inception) through June 30, 2023.

Series	Period to Date Distributions June 30, 2023
Antares	$-
Aramis	-
Arkoma	-
Aspen	4,094
Athos	-
Barclay	-
Bennett	2,762
Benny	3,357
Bluebell	-
Bowling	2,678
Bradford	-
Brookwood	3,619
Bryant	-
Caden	3,236
Camellia	3,391
Caterpillar	-
Chilhowee	4,518
Claremore	-
Cordero	-
Cristalino	4,355
Emelina	3,200
Ethan	-
Gordon	-
Haikey	-
Hamblen	3,374
Hancock	-
Haven	2,610
Haverhill	2,772
Helmerich	-
Hermanos	3,998
Holmes	2,128
Liberty	-
Lithonia	3,319
Lucas	-
Macomber	-
Mallard	-
Meridian	-
Montgomery	2,969
Palmore	2,417
Perdita	-
Pongo	-
Portsmouth	2,844
Riverwood	-
Roanoke	-
Sheezy	3,268
Sherwood	-
Summerglen	3,155
Tansel	-
Thomas	3,104
Tytus	-
Watson	-
Westhaven	3,341
Wheeler	2,754
Williamson	-
Woodland	-
Woodwind	3,301
Wynde	-
Zane	-
$80,564

NOTE 6: RELATED PARTY TRANSACATIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2023, certain Series owed an aggregate of $6,643,836, including the initial funding for the certain properties’ purchases. As of June 30, 2023, certain Series were owed an aggregate of $7,942 from the Manager.

Deemed Contributions

During the period January 4, 2023 (date of inception) through June 30, 2023, certain Series received deemed contributions from the Manager totaling $17,138 in exchange for forgiveness of amounts previously due.

Management Compensation

During the period January 4, 2023 (date of inception) through June 30, 2023, total management fees charged by the Manager, including asset management fees, sourcing fees and property management fees, were an aggregate of $304,154.

The following table reflects the total management fee paid by Series during the period January 4, 2023 (date of inception) through June 30, 2023.

Series	Sourcing Fees	Asset Management Fee	Property Management Fee
Antares	$-	$-	$-
Aramis	-	-	-
Arkoma	-	-	12
Aspen	9,370	402	25
Barclay	-	-	162
Bennett	7,400	317	-
Benny	8,920	383	-
Bluebell	-	-	-
Bowling	7,280	416	370
Brookwood	9,810	421	-
Bryant	9,790	280	181
Caden	8,750	500	176
Camellia	8,920	383	249
Caterpillar	-	-	-
Chilhowee	11,330	648	259
Claremore	8,200	235	-
Cordero	8,920	255	66
Cristalino	10,850	465	-
Emelina	8,750	500	157
Ethan	6,750	193	-
Gordon	-	-	-
Haikey	8,560	245	-
Hamblen	8,960	256	190
Hancock	9,450	405	-
Haven	6,470	370	32
Haverhill	8,210	352	-
Helmerich	8,900	254	60
Hermanos	10,850	620	285
Holmes	6,170	176	83
Liberty	-	-	-
Lithonia	9,900	425	-
Lucas	-	-	28
Macomber	-	-	40
Mallard	-	-	9
Meridian	-	-	116
Chilhowee	7,170	648	-
Palmore	7,000	300	44
Portsmouth	7,450	320	73
Sheezy	8,150	466	378
Aspen	8,460	402	122
Tansel	-	-	-
Thomas	7,670	329	54
Tytus	-	-	-
Watson	6,170	176	-
Westhaven	8,920	383	86
Wheeler	7,280	208	52
Williamson	-	-	-
Woodland	-	-	-
Woodwind	8,920	383	34
Wynde	8,750	250	-
Zane	-	-	-

Total	$288,450	$12,362	$3,342

NOTE 7: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements. The Company expects to launch and close additional offerings throughout the remainder of the year and beyond.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 3, LLC
2.2*	Amended and Restated Limited Liability Company Agreement of Arrived Homes 3, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 3, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a Series of Arrived Homes 3, LLC
6.1*	Broker Dealer Agreement, dated January 4, 2023 between Arrived Homes 3, LLC and Dalmore Group, LLC
6.2*	Transfer Registrar Services Agreement, dated January 13, 2023, between Arrived Homes 3, LLC and Colonial Stock Transfer Company
6.3*	Form of Promissory Note
6.4*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.5*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.6*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Chilhowee property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chilhowee dated December 21, 2022 for Arrived Series Chilhowee property
6.7*	Purchase and Sale Agreement dated November 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sheezy property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sheezy dated November 30, 2022 for Arrived Series Sheezy property
6.8*	Purchase and Sale Agreement dated December 12, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bowling Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bowling dated December 16,2022 for Arrived Series Bowling Property
6.9*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Caden Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caden dated January 22,2023 for Arrived Series Caden Property
6.10*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cristalino dated December 21,2022 for Arrived Series Cristalino Property
6.10.2*	Counteroffer to Offer dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.3*	Addendum to Purchase and Sale Agreement dated December 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.11*	Purchase and Sale Agreement dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Emelina Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Emelina dated January 10, 2023 for Arrived Series Emelina Property
6.12*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Haven Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haven dated December 21,2022 for Arrived Series Haven Property
6.12.2*	Addendum to Purchase and Sale Agreement dated January 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Haven Property
6.13*	Purchase and Sale Agreement dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hermanos Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hermanos dated January 10, 2023 for Arrived Series Hermanos Property
6.13.2*	Counteroffer to Offer dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hermanos Property

6.14*	Form of Property Management Agreement dated [*], 202[*], between Great Jones and Arrived Series [*], a series of Arrived Homes 3, LLC
6.15*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Aspen Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aspen dated February 28, 2023 for Arrived Series Aspen Property
6.16*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bennett Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bennett dated February 28, 2023 for Arrived Series Bennett Property
6.17*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Brookwood Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Brookwood dated February 28, 2023 for Arrived Series Brookwood Property
6.18*	Purchase and Sale Agreement dated January 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Camellia Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Camellia dated January 23,2023 for Arrived Series Camellia Property.
6.19*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haverhill Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haverhill dated February 28, 2023 for Arrived Series Haverhill Property
6.20*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lithonia Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lithonia dated February 28, 2023 for Arrived Series Lithonia Property
6.21*	Purchase and Sale Agreement dated January 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Palmore Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palmore dated January 28, 2023 for Arrived Series Palmore Property
6.22*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Thomas Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Thomas dated January 28, 2023 for Arrived Series Thomas Property
6.23*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodwind Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodwind dated February 28, 2023 for Arrived Series Woodwind Property
6.24*	Form of Property Management Agreement dated [*], 202[*], between Mynd and Arrived Series [*], a series of Arrived Homes 3, LLC
6.25*	Purchase and Sale Agreement dated February 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Benny Property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Benny dated February 22, 2023 for Arrived Series Benny Property
6.26*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Montgomery Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Montgomery dated February 24, 2023 for Arrived Series Montgomery Property
6.26.2*	Addendum to Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Montgomery Property

6.27*	Purchase and Sale Agreement dated February 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Portsmouth Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Portsmouth dated March 6, 2023 for Arrived Series Portsmouth Property
6.28*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Summerglen Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Summerglen dated March 8, 2023 for Arrived Series Summerglen Property
6.28.2*	Addendum to Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Summerglen Property
6.29*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Westhaven Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westhaven dated February 24, 2023 for Arrived Series Westhaven Property
6.30*	Form of Property Management Agreement dated [*], 202[*], between Darwin Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.31*	Purchase and Sale Agreement dated March 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Cordero Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cordero dated March 7, 2023 for Arrived Series Cordero Property
6.32*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ethan Property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ethan dated March 16, 2023 for Arrived Series Ethan Property
6.33*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hamblen Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hamblen dated March 10, 2023 for Arrived Series Hamblen Property
6.34*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Holmes Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Holmes dated March 7, 2023 for Arrived Series Holmes Property
6.35*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Watson Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Watson dated March 7, 2023 for Arrived Series Watson Property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wheeler Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wheeler dated March 6, 2023 for Arrived Series Wheeler Property
6.37*	Purchase and Sale Agreement dated March 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bryant Property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bryant dated March 22, 2023 for Arrived Series Bryant Property
6.37.2*	Addendum to Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bryant Property
6.38*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Claremore Property

6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Claremore dated March 1, 2023 for Arrived Series Claremore Property
6.38.2*	Addendum to Purchase and Sale Agreement dated March 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Claremore Property
6.39*	Purchase and Sale Agreement dated February 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haikey Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haikey dated March 1, 2023 for Arrived Series Haikey Property
6.40*	Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hancock Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hancock dated March 28, 2023 for Arrived Series Hancock Property
6.41*	Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Helmerich Property
6.41.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Helmerich dated March 1, 2023 for Arrived Series Helmerich Property
6.41.2*	Addendum to Purchase and Sale Agreement dated March 15, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Helmerich Property
6.42*	Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wynde Property
6.42.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wynde dated April 5, 2023 for Arrived Series Wynde Property
6.43*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Arkoma Property
6.43.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arkoma dated March 1, 2023 for Arrived Series Arkoma Property
6.43.2*	Addendum to Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arkoma Property
6.44*	Purchase and Sale Agreement dated March 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Gordon Property
6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gordon dated March 30, 2023 for Arrived Series Gordon Property
6.45*	Purchase and Sale Agreement dated March 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lucas Property
6.45.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lucas dated April 4, 2023 for Arrived Series Lucas Property
6.46*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Macomber Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Macomber dated March 1, 2023 for Arrived Series Macomber Property
6.47*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Meridian Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Meridian dated March 28, 2023 for Arrived Series Meridian Property
6.47.2*	Counteroffer to Offer dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Meridian Property
6.48*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Perdita Property
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Perdita dated April 18, 2023 for Arrived Series Perdita Property
6.49*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pongo Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pongo dated April 19, 2023 for Arrived Series Pongo Property
6.50*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodland Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodland dated March 17, 2023 for Arrived Series Woodland Property
8.1*	Form of Escrow Agreement, dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Series [*], a series of Arrived Homes 3, LLC

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 3, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Ryan Frazier		Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2023
Ryan Frazier		(principal executive officer) Chief Executive Officer and Director of Arrived Homes 3, LLC

/s/ Joel Mezistrano		Principal Financial and	September 28, 2023
Joel Mezistrano		Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes 3, LLC

Arrived Holdings, Inc.		Managing Member	September 28, 2023

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer